

July 31, 2012

<u>Via E-mail</u>
Mr. Derica W. Rice
Executive Vice President, Global Services,
and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: **Eli Lilly and Company**
         Form 10-K for the Fiscal Year Ended December 31, 2011
         Filed February 24, 2012
         File No. 001-06351

Dear Mr. Rice:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief